

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

March 3, 2017

Suthep Thepchit
Chief Executive Officer
Eternal Speech, Inc.
156/13 Moo 10 Nongprue
Banglamung
Chonburi 20150
Thailand

> **Re: Eternal Speech, Inc.**
> **Amendment No. 9 to Registration Statement on Form S-1**
> **Filed February 17, 2017**
> **File No. 333-205720**

Dear Mr. Thepchit:

　　We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

　　After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 13, 2017 letter.

Executive Compensation, page 36

1.　　Please update your executive and director compensation disclosure to provide the information called for by Item 402 of Regulation S-K as of February 28, 2017, the date of your most recently completed fiscal year. For guidance, refer to Question 117.05 of our Regulation S-K Compliance and Disclosure Interpretations, available at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Item 16. Exhibits and Financial Statement Schedules

Exhibit 16.1

2.   The revised Exhibit 16.1 letter filed in response to prior comment 1 references an amendment to this registration statement filed on January 27, 2017. As there was not an amendment filed on this date, please file a revised letter from your former independent accountant that references the registration statement's file number and speaks to the disclosure contained in your most recent amendment.

        You may contact Amanda Kim, Staff Accountant, at (202) 551-3241 or Craig Wilson, Senior Assistant Chief Accountant, (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or me at (202) 551-3457 with any other questions.

                                        Sincerely,

                                        /s/ Maryse Mills-Apenteng

                                        Maryse Mills-Apenteng
                                        Special Counsel
                                        Office of Information Technologies
                                        and Services

cc: Randall V. Brumbaugh, Esq.